                                                                 EXHIBIT 12.2

           TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

              COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED
                    CHARGES AND PREFERRED STOCK DIVIDENDS

                                 (Unaudited)

                         (In millions except ratios)

                                                                  Year
                                              1996      1995      1994      1993      1992
Fixed charges:
 Interest expense (1)                        $ 731     $ 791     $ 651     $ 650     $ 731
 Distributions on preferred securities of
  subsidiary trust, net of income taxes         23         -         -         -         -
 Estimated interest portion of rents            35        34        36        38        36

  Total fixed charges                        $ 789     $ 825     $ 687     $ 688     $ 767


Income:
 Income from continuing operations
  before income taxes and distributions
  on preferred securities of subsidiary
  trust (2)                                  $ 827     $ 690     $ 623     $ 470     $ 412
 Fixed charges                                 789       825       687       688       767

  Adjusted income                            $1,616    $1,515    $1,310    $1,158    $1,179

Ratio of income to fixed charges               2.05      1.84      1.91      1.68      1.54


________________________

(1) Includes interest unrelated to borrowings of $11 million in 1996, $23 million in 1995, $27 million in 1994, $25 million in 1993, and $30 million in 1992.

(2) Excludes the cumulative effect of changes in accounting principles in 1992.